[redacted]

10029810

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67028

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Kinecta Financial and Insurance Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

1440 Rosecrans Avenue
(No. and street)

Manhattan Beach	**CA**	**90266**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doug Wicks **(310) 643-2078**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP

15233 Ventura Blvd, 9th Floor	**Sherman Oaks**	**CA**	**91403-2250**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mk

AB
3/11

OATH OR AFFIRMATION

I, Doug Wicks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kinecta Financial and Insurance Services, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

MARIO E. OSORIO
Commission # 1643301
Notary Public - California
Los Angeles County
My Comm. Expires May 21, 2010

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
- ☒ (i) Notes to Financial Statements.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (exempt from requirements see Footnote 8 to the financial statements).
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exempt from requirements see Footnote 8 to the financial statements).
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (not required).
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Federal Credit Union)

TABLE OF CONTENTS

Crowe Horwath™

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Kinecta Financial and Insurance Services, LLC
Manhattan Beach, California

We have audited the accompanying statement of financial condition of Kinecta Financial and Insurance Services, LLC (the "Company") as of December 31, 2009, and the related statements of income, membership capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.

Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kinecta Financial and Insurance Services, LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Computation of Net Capital Pursuant to Rule 15c3-1 listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Sherman Oaks, California
February 25, 2010

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

CASH AND CASH EQUIVALENTS	$5,616,704
ACCOUNTS RECEIVABLE	428,003
TERM DEPOSITS	3,500,000
PREPAID EXPENSES AND OTHER ASSETS	35,579
TOTAL	$9,580,286

LIABILITIES AND MEMBERSHIP CAPITAL

LIABILITIES:	
Accounts payable and other liabilities	$ 545,864
Payable to Kinecta Federal Credit Union	49,047
Total liabilities	594,911
COMMITMENTS AND CONTINGENCIES (Note 6)	
MEMBERSHIP CAPITAL	8,985,375
TOTAL	$9,580,286

See notes to financial statements.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Federal Credit Union)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Commission income	$8,393,454
Other income	79,265
Interest income	70,393
Total revenues	8,543,112
EXPENSES:	
Salaries and related benefits	1,982,373
Commissions	1,971,428
Operations	1,345,317
Professional and outside services	131,849
Marketing and promotions	25,728
Occupancy	841
Total expenses	5,457,536
NET INCOME	$3,085,576

See notes to financial statements.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Federal Credit Union)

STATEMENT OF MEMBERSHIP CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2009

BALANCE — January 1, 2009	$7,849,799
Net income	3,085,576
Return of capital to Parent, net	(1,950,000)
BALANCE — December 31, 2009	$8,985,375

See notes to financial statements.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Federal Credit Union)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 3,085,576
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts receivable	(215,927)
Decrease in prepaid expenses	6,759
Increase in accounts payable and other liabilities	225,995
Decrease in payable to Kinecta Federal Credit Union	(74,168)
Net cash provided by operating activities	3,028,235
NET CASH USED IN INVESTING ACTIVITIES	
Increase in Term Certificate of Deposits	(1,000,000)
Net cash used in investing activities	(1,000,000)
NET CASH USED IN FINANCING ACTIVITIES	
Return of capital to Parent, net	(1,950,000)
Net cash used in financing activities	(1,950,000)
INCREASE IN CASH AND CASH EQUIVALENTS	78,235
CASH AND CASH EQUIVALENTS — Beginning of year	5,538,469
CASH AND CASH EQUIVALENTS — End of year	$ 5,616,704

See notes to financial statements.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Federal Credit Union)

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

1. NATURE OF BUSINESS

Nature of Business — Kinecta Financial and Insurance Services, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of Kinecta Financial Management, LLC (the "Parent") which is wholly owned by Kinecta Federal Credit Union. The Company was established primarily to provide brokerage and insurance services to members of Kinecta Federal Credit Union. The Parent is the sole member of the limited liability company, as such, the member's liability is limited to its capital investment.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — The Company considers liquid investments purchased with original maturities of three months or less to be cash equivalents. The carrying value approximates fair value due to the short-term maturities of these investments.

Accounts Receivable — Accounts receivable consist primarily of commissions receivable which represent commissions due to the Company for the sale of financial and insurance products.

Term Deposits — Term deposits consist of accounts with an original maturity of three months or more. The balance is fully insured by the National Credit Union Association (NCUA).

Revenue Recognition — The Company receives commission income in accordance with the terms of an agreement with its clearing agent, based on the activity of its customers. Commission income and related expenses for financial services are recognized on a trade date basis. Commission income and expenses relating to the sale of insurance products for various insurance carriers are recognized at the time of the sale.

Income Taxes — The Company is a single member limited liability company and as such is not subject to federal and state income tax. Income or loss from the Company is passed through to its member. The Company is, however, subject to state taxes on gross receipts, which are included in operating expenses.

The Company adopted guidelines issued by the Financial Accounting Standards Board (FASB) with respect to accounting for uncertainty on income taxes as of January 1, 2009. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% probability of being realized on examination. For tax purposes not meeting the "more likely than not' test, no tax benefit is recorded. The effect of adopting this new guidance was not material.

The Company recognizes interest and/or penalties related to income tax matters in operating expense.

Basis of Presentation — The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Accounting Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk — The Company has $227,744 on deposit with Wescorp at December 31, 2009. All deposits at Wescorp are 100% insured by the NCUA.

Adoption of New Accounting Standards

In May 2009, the FASB issued guidance which requires the effects of events that occur subsequent to the balance-sheet date be evaluated through the date the financial statements are either issued or available to be issued. Companies should disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Companies are required to reflect in their financial statements the effects of subsequent events that provide additional evidence about conditions at the balance-sheet date (recognized subsequent events). Companies are also prohibited from reflecting in their financial statements the effects of subsequent events that provide evidence about conditions that arose after the balance-sheet date (nonrecognized subsequent events), but are required to disclose information about those events if the financial statements would otherwise be misleading. This guidance was effective for interim and annual financial periods ending after June 15, 2009 with prospective application. The effect of adopting this new guidance was not material. The Company has evaluated subsequent events for recognition and disclosure through February 25, 2010, which is the date the financial statements were available to be issued.

In June 2009, the FASB replaced The Hierarchy of Generally Accepted Accounting Principles, with the FASB Accounting Standards Codification ™ (The Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The Codification was effective for financial statements issued for periods ending after September 15, 2009.

3. EMPLOYEE BENEFIT PLANS

The Company participates in Kinecta Federal Credit Union's 401(k) Plan (the Plan) that allows employees to defer a portion of their salary into the Plan. The Plan is for the exclusive benefit of eligible employees and their beneficiaries. Under the terms of the Plan, a discretionary match of the employees' contribution may be made by the Company up to a specific amount. The Company contributed approximately $28,444 to the plan for the year ended December 31, 2009.

4. RELATED-PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Kinecta Federal Credit Union and operating results may differ from those that may exist if the Company operated as a standalone entity.

The Company is charged by Kinecta Federal Credit Union for certain expense allocations, including the cost of office space and management support. These expenses, which are included in operations expense and occupancy expense, totaled $550,858 for the year ended December 31, 2009.

At December 31, 2009, the Company owed $49,047 to Kinecta Federal Credit Union. Such amounts are non-interest bearing and payable upon demand.

The Company has $5,388,961 on deposit (included in cash and cash equivalents) with Kinecta Federal Credit Union at December 31, 2009, which earned $15,804 in interest for the year ended December 31, 2009. The balance is insured by the National Credit Union Share Insurance Fund up to $250,000.

The Company paid $1,950,000, net to its Parent during 2009 as a return of capital.

5. COMMITMENTS AND CONTINGENCIES

Off-Balance-Sheet Risk and Concentration of Credit Risk — As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of, and payment of funds and, receipt and delivery of securities related to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Litigation — From time to time, in the ordinary course of business, the Company could be named in legal actions that could result in losses being incurred. There are currently no known legal actions pending against the Company.

6. NET CAPITAL REQUIREMENTS

The Company's is subject to the SEC's Uniform Net Capital Rule 15c 3-1, which requires the maintenance of minimum net capital. The Company computes net capital requirements under the aggregate indebtedness method, which requires firms to maintain net capital, as defined, of not less than 6.67 percent of aggregate indebtedness, also as defined. At December 31, 2009, the Company had net capital of $4,182,099 which was $4,142,438 in excess of its required net capital of $39,661. The Company's ratio of aggregate indebtedness to net capital was 7 to 1.

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments. These policies require compliance with various financial and

customer-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is also subjected to comprehensive examinations and supervisions by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

7. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k) (2) (i) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers or dealers under Rule 15c3-3.

* * * * * *

SUPPLEMENTAL SCHEDULE

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Federal Credit Union)

SCHEDULE I — COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 AS OF DECEMBER 31, 2008

TOTAL MEMBERSHIP EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$8,985,375
LESS NONALLOWABLE ASSETS:	
Prepaid expenses and other assets	35,579
Accounts receivable	269,676
Intercompany receivable	4,466,669
Total nonallowable assets	4,771,925
NET CAPITAL BEFORE OTHER DEDUCTIONS	4,213,450
MONEY MARKET ACCOUNT HAIRCUT	(31,353)
NET CAPITAL	$4,182,097
AGGREGATE INDEBTEDNESS — Accounts payable and accrued expenses	$ 594,911
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of $5,000 or 6 and 2/3% of aggregate indebtedness)	$ 39,661
Net capital in excess of minimum requirement	$4,142,436
Ratio of aggregate indebtedness to net capital	7 to 1

Statement pursuant to paragraph (d) of rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in the Company's unaudited Part IIA Quarterly FOCUS Report as of December 31, 2009.

Crowe Horwath™

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors

Kinecta Financial and Insurance Services, LLC
Manhattan Beach, California

In planning and performing our audit of the financial statements of Kinecta Financial and Insurance Services, LLC (the "Company") as of and for the year ended December 31c, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Sherman Oaks, California
February 25, 2010

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Accountants on Applying Agreed-Upon Procedures

Board of Directors of
Kinecta Financial and Insurance Services, LLC
Manhattan Beach, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2009 through December 31, 2009, which were agreed to by Kinecta Financial and Insurance Services, LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and the specified parties in evaluating the Company's application of the instructions to Form SIPC-7T. Kinecta Financial and Insurance Services, LLC management is responsible for its Form SIPC-7T. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited financial statements included in the Company's Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the Company's FOCUS report for the period from January 1, 2009 through March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 through December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed noting no differences (Not applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on Form SIPC-7T or its items. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Sherman Oaks, California
February 25, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T

(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067028 FINRA DEC
KINECTA FINANCIAL & INSURANCE SERVICES LLC 16*16
1440 ROSECRANS AVE STOP 38-MAIL
MANHATTAN BEACH CA 90266-3702

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Mario Osorio (310) 643-2512

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,596

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (325)

636,262
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for 26 days at 20% per annum 5

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,276

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,276

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KINECTA FINANCIAL & INSURANCE SERVICES LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

SIGN HERE

Dated the 25 day of February, 20 10. SIGN HERE

President
(Title)

SIGN HERE

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,330,410
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	5,263,145
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	428,971
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	5,692,116
2d. SIPC Net Operating Revenues	$ 638,294
2e. General Assessment @ .0025	$ 1,596

(to page 1 but not less than $150 minimum)